SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Xpedite Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893929100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert S. Vaters
                            c/o Xpedite Systems, Inc.
      446 Highway 35, Eatontown, New Jersey 07724; Telephone (908) 389-3900
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 7, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 36 Pages)



------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 2 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert S. Vaters; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     20,000
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      20,000
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 3 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Roy B. Andersen, Jr.; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     302,657
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
             EACH                     0
           REPORTING           -------------------------------------------------
            PERSON               9    SOLE DISPOSITIVE POWER
             WITH                     302,657
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           302,657
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 4 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vincent DeVita; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     5,000
        BENEFICIALLY           -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
           EACH
         REPORTING             -------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                       5,000
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 5 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Max A. Slifer; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   /X/


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     169,885
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      169,885
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           169,885
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 6 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dennis Schmaltz; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b)

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   /X/

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     168,989
        BENEFICIALLY           -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
         REPORTING             -------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                       168,989
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           168,989
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 7 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           UBS Partners LLC; I.R.S. No. 13-3952900
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     0
         BENEFICIALLY          -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      0
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 8 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fenway Partners, Inc.; I.R.S. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     0
         BENEFICIALLY          -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      0
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
           Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


          This  Amendment  No. 2 amends and  supplements  (i) the  statement  on
Schedule 13D dated February 11, 1997 filed by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer and George Abi Zeid and (ii) Amendment No. 1 to Schedule 13D filed on April 25, 1997 by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer and George Abi Zeid relating to the common stock, par value $.01 per share (the "Common Stock"), of Xpedite Systems, Inc., a Delaware corporation ("Xpedite" or the "Company"). Capitalized terms used herein without definition have the meanings assigned to such terms in the initial filing.

          Item 2 is amended as follows:

Item 2.   IDENTITY AND BACKGROUND

          This Amendment is being filed by (i) Roy B. Andersen, Jr., (ii) Robert
S. Vaters, (iii) Dennis Schmaltz, (iv) Max A. Slifer, (v) Vincent DeVita, (vi) UBS Partners LLC ("UBS Partners") and (vii) Fenway Partners, Inc. ("Fenway"). The foregoing persons are collectively referred to herein as the "Reporting Persons." The Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, by reason of their acting together for the purpose of the proposed transaction described in Item 4 below.

          (i) Information regarding the identity and background of Mr. Andersen, Mr. Vaters, Mr. Schmaltz and Mr. Slifer is contained in the original filing.

          (ii) Mr. DeVita is the Vice President of Operations of Xpedite and has a business address at 446 Highway 35, Eatontown, New Jersey. During the last five years, Mr. DeVita has not (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any findings of any violation with respect to such laws.

          (iii) A list of the managers and executive officers of UBS Partners appears on Appendix 1. UBS Capital Holdings LLC, a Delaware limited liability company ("UBS Holdings") owns 100% of the membership interests of UBS Partners. UBS Inc., a New York corporation, owns 100% of the membership interests of UBS Holdings. Union Bank of Switzerland, a company organized under the laws of Switzerland, owns 100% of the capital stock of UBS Inc. Union Bank of Switzerland is principally engaged in the general banking business, UBS Inc. is principally engaged in the management services business and UBS Holdings is primarily a holding company. A list of the managers and executive officers of

UBS Holdings and the directors and executive officers of UBS Inc. and Union Bank of Switzerland appears on Appendix 1.

          The address of the principal business office of UBS Partners is 299 Park Avenue, New York, New York 10171. The address of each of the managers and executive officers of UBS Partners is c/o UBS Partners LLC, 299 Park Avenue, New York, New York 10171. The address of each of the managers and executive officers of UBS Holdings is c/o UBS Capital Holdings LLC, 299 Park Avenue, New York, New York 10171. The address of each of the directors and executive officers of UBS Inc. is c/o UBS Inc., 299 Park Avenue, New York, New York 10171. The address of each of the directors and executive officers of Union Bank of Switzerland is c/o Union Bank of Switzerland, Bahnhofstrasse 45, Zurich, Switzerland.

          The present principal occupation or employment of each of the managers and executive officers of each of UBS Partners and UBS Holdings and each of the directors and executive officers of each of UBS Inc. and Union Bank of Switzerland are set forth on Appendix 1.

          During the past five years, none of UBS Partners, UBS Holdings, UBS Inc. or Union Bank of Switzerland nor, to the knowledge of UBS Partners, any of the executive officers or managers of UBS Partners or UBS Holdings or any of the executive officers or directors of UBS Inc. or Union Bank of Switzerland, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          During the past five years, none of UBS Partners, UBS Holdings, UBS Inc. or Union Bank of Switzerland nor, to the knowledge of UBS Partners, any of the executive officers or managers of UBS Partners or UBS Holdings or the executive officers or directors of UBS Inc. or Union Bank of Switzerland has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

          Each of UBS Partners and UBS Holdings is a Delaware limited liability company. UBS Inc. is a New York corporation. To the knowledge of UBS Partners, each executive officer and manager of each of UBS Partners and UBS Holdings and each executive officer and director of UBS Inc. is a citizen of the United States or of Switzerland. Union Bank of Switzerland is a bank organized under the laws of Switzerland. To the knowledge of UBS Partners, none of the executive officers and directors of Union Bank of Switzerland are citizens of the United States.

          (iv) A list of the directors and executive officers of Fenway appears on Appendix 2. Fenway is principally engaged in the business of providing private equity for leveraged transactions.

          The address of the principal business office of Fenway is 152 West 57th Street, 59th Floor, New York, New York 10019. The address of each of the directors and executive officers of Fenway is c/o Fenway Partners, Inc., 152 West 57th Street, 59th Floor, New York, New York 10019.

          The present principal occupation or employment of each of the directors and executive officers of Fenway is set forth on Appendix 2.

          During the past five years, none of Fenway nor any of the directors or executive officers of Fenway has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          During the past five years, none of Fenway nor any of the directors or executive officers of Fenway has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

          Fenway is a Delaware corporation. The citizenship of each director and executive officer of Fenway is set forth on Appendix 2.

          Item 3 is amended as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares of Common Stock beneficially owned by Messrs. Vaters and DeVita are in the form of shares issuable upon exercise of options that were granted by Xpedite pursuant to the terms of their employment and which are currently exercisable or exercisable within 60 days from the date hereof. The shares beneficially owned by Messrs. Andersen, Slifer and Schmaltz are shares acquired pursuant to exercise of options and other compensation arrangements with the Company since its formation in 1988 and shares issuable upon exercise of options which are currently exercisable or exercisable within 60 days from the date hereof.

          Item 4 is amended as follows:

Item 4.   PURPOSE OF TRANSACTION

          On July 7, 1997, at the request of Merrill Lynch & Co. acting on behalf of the Company, the Reporting Persons submitted a bid proposal to Merrill Lynch, as representatives of the Company, pursuant to which the Reporting Persons would acquire the Company and the public stockholders would receive $22.50 for each of their shares of Common Stock of the Company. The Reporting Persons who currently own shares of Common Stock of the Company and certain stockholders to be determined by the Reporting Persons (the "Reporting Person Designees") would receive the same cash payment as the public stockholders for the portion of their equity holdings not "rolled over" in connection with the acquisition, as more fully described below. The proposal is conditioned upon, among other things, (i) the simultaneous or prior acquisition by the Company or the Reporting Persons of Xpedite Systems Ltd. and Xpedite Systems GmbH, European affiliates of the Company (the "European Affiliates") on terms acceptable to the Reporting Persons, (ii) receipt of financing in accordance with the terms of financing commitments submitted with the proposal as more fully described below,
(iii) receipt by UBS Partners and Fenway of lock-up agreements from the other Reporting Persons and the Reporting Person Designees, (iv) the transaction being approved by the Company's stockholders, (v) receipt of regulatory approvals,
(vi) waivers of the provisions of Delaware General Corporation Law Section 203 and (vii) certain other customary conditions.

     As directed by Merrill Lynch, the proposal assumes that the combined purchase price for the European Affiliates will be $93 million. The aggregate purchase price for the shares of the Company will increase or decrease on a "dollar-for-dollar" basis to the extent that the combined purchase price of the European Affiliates is less than or more than, as applicable, $93 million.

          The proposed acquisition would be effected through a merger of a newly formed subsidiary owned by UBS Partners and Fenway with and into the Company. Immediately prior to the merger, the shares of Common Stock of the Company held by the Reporting Persons and a portion of the shares of Common Stock of the Company held by the Reporting Person Designees will be converted into a new class of common stock ("New Common Stock"); UBS Partners and Fenway will purchase a portion of the New Common Stock of each of the other Reporting Persons. In the merger, the New Common Stock will be converted into common stock of the surviving corporation and all other Common Stock of the Company will be converted into the right to receive $22.50 per share in cash.

          The proposal submitted by the Reporting Persons is fully financed, as evidenced by commitment letters submitted to the Company for bank financing to be provided by Goldman Sachs Credit Partners L.P. ("GSCP") and Union Bank of Switzerland ("UBS"), bridge financing to be provided by Union Bank of Switzerland, subordinated debt financing to be provided by UBS Securities LLC and equity financing to be provided by UBS Partners and Fenway.

          The bank financing commitment letter provides the Company and/or its U.K. affiliate up to $130 million of senior secured financing (the "Senior Facilities"). The Lenders will be GSCP, UBS and/or other financial institutions selected by GSCP and UBS Securities LLC ("UBS Securities") with the consent of and in consultation with the Company, not to be unreasonably withheld. Each of the Company's subsidiaries (collectively, the "Guarantors") (other than any foreign subsidiaries if a guaranty by such subsidiary would have adverse tax consequences) will guaranty all obligations under the Senior Facilities. The

Syndication Agent is GSCP, the Administrative Agent and Documentation Agent is UBS and the Arrangers are GSCP and UBS Securities.

          The Senior Facilities and each Guarantee will be secured by first priority security interests in substantially all assets (subject to exceptions to be mutually agreed upon) of the Company and the Guarantors and a pledge of the stock of the Company and each of its subsidiaries (subject to exceptions and limitations as to foreign subsidiaries based on adverse tax consequences). The Senior Facilities will contain customary and appropriate affirmative and negative covenants, (including, without limitation, financial covenants with respect to minimum EBITDA, maximum capital expenditures, minimum interest coverage and maximum leverage, limitations on other indebtedness, liens, negative pledge, investments, guarantees, restricted junior payments (dividends, redemptions and payments on subordinated debt), mergers and sales of assets, leases, transactions with affiliates, including exceptions and baskets to mutually agreed upon) and customary and appropriate (and subject to customary notice and cure provisions to be mutually agreed upon) events of default including, without limitation, failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, ERISA and pension matters, impairment of security interests in collateral, invalidity of guarantees, and "changes of control" (to be defined in a mutually agreed upon manner). The Senior Facilities may be voluntarily prepaid in whole or in part, without premium or penalty, subject to payment of breakage costs. Mandatory prepayments will be required upon the occurrence of certain events, including asset sales, debt and equity sales, the generation of excess cash flow and the receipt of insurance or condemnation proceeds.

          Conditions precedent to initial borrowings under the Senior Facilities include the following:

          (a) The definitive documentation evidencing the Senior Facilities shall be prepared by counsel to the Arrangers and shall be in form and substance satisfactory to the Arrangers and the Lenders.

          (b) The structure utilized to consummate the proposed acquisition (including, without limitation, the requisite level of shareholder consent), the terms thereof, and the definitive documentation relating thereto (the "Definitive Acquisition Documents") shall be in form and substance satisfactory to the Arrangers and the Lenders and the Definitive Acquisition Documents shall be in full force and effect on the Closing Date. Without limiting the generality of the foregoing, concurrently with the consummation of the acquisition, the European Affiliates will become subsidiaries of the Company.

          (c) Concurrently with the initial borrowing under the Senior Facilities, the acquisition shall have been consummated pursuant to the Definitive Acquisition Documents, no material provision of which shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of the Arrangers and the Lenders.

          (d) Concurrently with the initial borrowing under the Senior Facilities, the Company shall have issued the subordinated debt on terms and conditions satisfactory to the Arrangers and Lenders and shall have received gross proceeds of not less than $150 million with respect thereto and such proceeds (net of fees and transactions costs) shall have been applied in full to pay a portion of the costs of the acquisition, to repay certain indebtedness of the Company and the European Affiliates and to pay transaction costs.

          (e) The Company shall have received net proceeds from the issuance of equity, in an amount and on terms acceptable to Arrangers and Lenders, to UBS Partners and Fenway Partners and/or their affiliates or other persons previously identified to Arrangers and Lenders and such cash proceeds shall have been applied in full to pay a portion of the costs of Acquisition, to repay certain indebtedness of the Company and the European Affiliates and to pay transaction costs.

          (f) Concurrently with the consummation of the acquisition, (subject to mutually agreed upon exceptions) pre-existing indebtedness of the Company and its subsidiaries (including the European Affiliates) shall have been repaid in full, all commitments relating thereto shall have been terminated, and all liens or security interests related thereto shall have been terminated or released, in each case on terms satisfactory to Arrangers.

          (g) The Lenders shall have received a certificate of the chief financial officer of the Company and an opinion of an independent valuation consultant, in each case in form and substance satisfactory to the Arrangers supporting the conclusions that, after giving effect to the acquisition and the related transactions contemplated thereby, the Company will not be insolvent or be rendered insolvent by the indebtedness incurred in connection therewith, or be left with unreasonably small capital with which to engage in its businesses, or have incurred debts beyond its ability to pay such debts as they mature.

          (h) The Administrative Agent, for the benefit of the Lenders, shall have been granted perfected first priority security interests in assets to the extent described above in form and substance satisfactory to the Arrangers.

          (i) Since December 31, 1996 there shall not have been (x) any adverse change, in or affecting the general affairs, industry, management, financial position, shareholders' equity or results of operations or prospects of the Company and its subsidiaries and the European Affiliates, taken as a whole, or (y) any information submitted to the Arrangers that proves to have been inaccurate, incomplete or misleading in any material respect, and which, in the case of either clause (x) or (y), either Arranger, in its reasonable judgment, deems material.

          (j) There shall not have been any disruption or adverse change in the financial or capital markets generally or in the market for loan syndications in particular, which either Arranger, in its reasonable judgment, deems material.

          (k) The Lenders shall have received and be satisfied with (w) the audited financial statements for Company and its subsidiaries and each of the European Affiliates for fiscal years 1994, 1995 and 1996, (x) unaudited financial statements for the Company and its subsidiaries and for each of the European Affiliates for the period from December 31, 1996 through the month most recently ended prior to the Closing Date, (y) management letters provided to Company and each of the European Affiliates by their respective auditors during the last three years and (z) a pro forma balance sheet for Company and its subsidiaries giving effect to the acquisition and an income and cash flow statement for Company and its subsidiaries for the twelve month period most recently ended prior to the Closing Date.

          (l) All necessary governmental and third party approvals in connection with the Senior Facilities, the Acquisition and the other transactions contemplated by the Senior Facilities shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority.

          (m) There shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that (i) in the judgement of either Arranger would be reasonably likely to have a material adverse effect on the business, condition (financial or otherwise), operations, performance, properties or prospects of Company and its subsidiaries (including the European Affiliates), taken as a whole, or (ii) purports to materially and adversely affect the Senior Facilities, the acquisition or any of the other transactions contemplated by the Senior Facilities.

          (n) All costs, fees, expenses (including, without limitation, reasonable legal fees and expenses) and other compensation required to be paid on the Closing Date to the Administrative Agent, Syndication Agent, Documentation Agent, Arrangers or the Lenders shall have been paid to the extent due.

          (o) All  agreements  relating to, and the corporate  structure of, the
          Company and its subsidiaries and the European Affiliates, all organizational documents of such entities, the employment contracts of key employees and executives and all material contracts, licenses, permits, franchises, insurance policies and other intangible rights shall be reasonably satisfactory to the Arrangers.

          (p) All documents required to be delivered under the definitive financing documents, (including customary legal opinions), corporate records and documents from public officials and officers' certificates, shall have been delivered.

          (q) The closing shall have occurred on or prior to November 30, 1997.

          (r) Completion to the satisfaction of the Arrangers of due diligence with respect to foreign regulatory and structural matters relevant to the transactions described in the commitment letter.

The conditions to all borrowings will include requirements relating to prior written notice of borrowing, the accuracy, in all material respects, of representations and warranties, and the absence of any default or potential event of default, and will otherwise be customary and appropriate for financings of this type.

          The bridge financing commitment letters provide that UBS or an affiliate of UBS (the "Initial Purchaser") will purchase from the Company $150 million of Unsecured Senior Subordinated Increasing Rate Notes (together with the pay-in-kind notes described below, the "Bridge Notes"). On the first anniversary of the date of issue, the Bridge Notes will be exchanged for an equal principal amount of senior subordinated rollover notes (the "Rollover Notes") with a maturity of nine years. (Notwithstanding the terms of the bridge financing commitment letters, the parties intend to consummate an offering of $150 million of senior subordinated notes in a public offering or private placement transaction as expeditiously as possible and it is not intended that the bridge financing be drawn down unless the offering cannot be completed prior to the closing of the acquisition; the parties have entered into an engagement letter (the "Engagement") with UBS Securities with respect to such an offering.)

          Borrowings under the Bridge Notes may be prepaid at any time at par, plus accrued and unpaid interest. Subject to any required payment under the Company's Senior Facilities, the Bridge Notes will be required to be repaid at par plus accrued and unpaid interest upon the occurrence of certain events, including a change of control, the proceeds of issuances of debt and equity and certain asset sales.

          The Bridge Notes will contain certain financial and operating covenants customary for unsecured senior subordinated bridge financings including, but not limited to, limitation of additional debt, limitations on restricted payments, limitations on liens, limitations on asset sales, limitations on transactions with affiliates, limitations on mergers and consolidations and limitations on issuance of stock by subsidiaries, subordination provisions, and customary events of default for a subordinated bridge loan (with notice and grace periods to be mutually agreed upon).

          Conditions to closing under the Bridge Notes will include conditions customary for such bridge financings in the reasonable judgment of the bridge lender and will include the following:

          (a) the closing must occur on or prior to November 30, 1997;

          (b) the Company shall not have issued securities (the "Alternative Securities") pursuant to the Engagement;

          (c) the Company shall have performed its obligations under the Engagement; and shall have used its reasonable best efforts to cause the Alternative Securities to be sold, in a public registration or a private placement;

          (d) the Company shall have entered into  documentation  for the Bridge
          Notes   acceptable  to  the  Initial   Purchaser  and  all  conditions
          thereunder shall have been satisfied;

          (e) the Company shall have deposited into escrow certain warrants which are subject to release to the Initial Purchaser upon the issuance of the Rollover Notes;

          (f) delivery of customary documentation for subordinated bridge loans, including, without limitation, legal opinions, officers' certificates and a solvency certificate and opinion;

          (g) the absence of a material adverse change in the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties, prospects or material agreements of the Company together with its subsidiaries taken as a whole and the absence of any dividend or distribution after the date of the commitment declared or paid by the Company on its capital stock;

          (h) the absence of a material adverse change in the loan syndication or financial, banking or capital markets from those in effect on the date of the commitment that in the Initial Purchaser's judgment could reasonably be expected to adversely affect the ability of the Initial Purchaser to successfully syndicate the commitment or to place or sell the Alternative Securities and the absence of a banking moratorium declared by federal or New York State banking authorities;

          (i) the absence of certain litigation or governmental or regulatory action adverse to the transactions contemplated by the commitment;

          (j) the satisfaction by the Initial Purchaser with the capitalization,
          corporate  and  organizational   structure  of  the  Company  and  its
          subsidiaries;

          (k) the absence of a default under the documentation for the Bridge Notes, the absence of defaults under material agreements of the Company resulting from the transactions contemplated by the commitment letter which are not resolved to the satisfaction of the Initial Purchaser, the procurement of all material governmental and third party consents, the expiration of waiting periods for the transactions under applicable law and the absence of any law or regulation restraining, prohibiting or imposing materially adverse conditions on any material component of such transactions;

          (l) the agreements for the acquisition and all other agreements relating to the transactions contemplated by the commitment letter shall be reasonably satisfactory to the Initial Purchaser and all conditions precedent thereunder shall have been satisfied;

          (m) the Company shall have delivered financial statements for itself and its subsidiaries (including the European Affiliates which will become subsidiaries on closing) as may be required for a registration statement for the Alternative Securities, together with an unqualified accounting opinion with respect thereto, pro forma financial statements and other financial information which may be required by the Initial Purchaser or required under federal securities laws;

          (n) the Company shall have entered into the Senior Facilities on terms and conditions reasonably satisfactory to the Initial Purchaser, all conditions precedent to borrowing thereunder shall have been satisfied and the initial advances thereunder in amounts satisfactory to the Initial Purchaser shall have been made;

          (o) the Company shall have received equity financing in amounts and pursuant to conditions and documentation satisfactory to the bridge lender;

          (p) the acquisition shall have been consummated concurrently with the funding;

          (q) all fees payable upon closing to the Initial Purchaser shall have been paid; and

          (r) since the date of the commitment, the Company and its subsidiaries shall not have sold securities that would in the reasonable judgment of the Initial Purchaser impair the ability of the Initial Purchaser to sell the Alternative Securities or to syndicate the Bridge Notes.

          UBS Partners and Fenway have provided the Company a commitment letter stating that each will provide or cause to be provided one-half of the equity financing (other than the equity being "rolled over" by management and the Reporting Person Designees) necessary to consummate the proposed acquisition on the terms set forth in the proposal submitted by the Reporting Persons.

          At the present time, other than the actions described in the preceding paragraph, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Persons may consider any such plans or proposals in the future, if deemed appropriate. If the transaction is consummated it is expected that the membership of the board of directors, charter, bylaws, and capitalization of the Company would be changed and that the Common Stock would no longer be listed on NASDAQ or any other public securities market and that the Common Stock would be deregistered under the Securities Exchange Act of 1934, as amended.

          Item 5 is amended as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) For information with respect to the aggregate number and percentage of Common Stock owned by each of the Reporting Persons, see Rows 11 and 13, respectively, of the cover page for each Reporting Person. The aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Persons by virtue of their being deemed to constitute a "group" is 666,531 shares or 7.18% of the outstanding shares of Common Stock of the Company. Each Reporting Person disclaims beneficial ownership of the Shares of Common Stock held of record by each other Reporting Person.

          (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock owned by each of the Reporting Persons, see Rows 7 through 10 of the cover page for each such Reporting Person.

          (c) No transactions in the Common Stock were effected during the past 60 days by any Reporting Person.

          (d) Not applicable.

          (e) Not applicable.

          Item 6 is amended as follows:

Item 6.   CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS   OR   RELATIONSHIPS  WITH
          RESPECT TO SECURITIES OF THE ISSUER

          See the description contained in Item 4 of the intention of the Reporting Persons.

          Item 7 is amended as follows:

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Joint filing agreement of the Reporting Persons dated July 7, 1997.

          2. Power of Attorney (included in Exhibit 1).

          3. Offer Letter dated July 7, 1997 from the Reporting Persons to Merrill Lynch & Co.

                                    SIGNATURE
                                   -----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 7, 1997

                                          /s/ Roy B. Andersen, Jr.
                                          --------------------------------------
                                          Roy B. Andersen, Jr.*




                                          /s/ Robert S. Vaters
                                          --------------------------------------
                                          Robert S. Vaters




                                          /s/ Dennis Schmaltz
                                          --------------------------------------
                                          Dennis Schmaltz*




                                          /s/ Max A. Slifer
                                          --------------------------------------
                                          Max A. Slifer*




                                          /s/ Vincent DeVita
                                          --------------------------------------
                                          Vincent DeVita



                                          *By: Robert S. Vaters
                                           As Attorney-in-Fact

                                          UBS PARTNERS LLC



                                             /s/ Justin S. Maccarone
                                          By:-----------------------------------
                                             Name: Justin S. Maccarone
                                             Title: President


                                             /s/ Michael Greene
                                          By:-----------------------------------
                                             Name: Michael Greene
                                             Title: Vice President/Treasurer



                                          FENWAY PARTNERS, INC.



                                             /s/ Russell W. Steenberg
                                          By:-----------------------------------
                                             Name: Russell W. Steenberg
                                             Title: Managing Director

                                                                     Appendix 1

                            UNION BANK OF SWITZERLAND
                               BOARD OF DIRECTORS

--------------------------------------------------------------------------------



HONORARY CHAIRMEN
-----------------

Robert Holzach                           Kusnachg

Nikolaus Senn                            Herrliberg


MEMBERS
-------

Robert Studer                            Schonenberg, Chairman

Hans Heckmann                            Schlieren, Vice Chairman

Markus Kundig                            Zug; Vice Chairman; Publisher

Marc C. Cappis                           Herisau;  Chairman  of  the  Board  and
                                         Managing  Director  of  Huber +  Suhner
                                         Ltd., Herisau AR/Pfaffikon ZH

Fritz Fahrni                             Winterthur;  President of the Corporate
                                         Executive  Management  of Sulzer  Ltd.,
                                         Winterthur

Kurt E. Feller                           Wollerau;  Managing  Director and Chief
                                         Executive  Officer  of  Rieter  Holding
                                         Ltd., Winterthur

Charles R. Firmenich                     Genthod;  Vice Chairman of the Board of
                                         Firmenich (International) SA, Geneva

Hannes Goetz                             Ruschlikon;  Chairman  of hte  Board of
                                         SAir Group, Zurich Airport

Reto Mengiardi                           Chur; Attorney and Notary Public

Rolf A. Meyer                            Bach;  Chairman  of the  Board  of Ciba
                                         Speciality Chemicles Inc., Basle


Anne-Lise Monnier-Blzile                 Gland; Pharmacist and Chairwoman of the
                                         Board of Ofac, Geneva

Andreas Reinhart                         Winterthur;  Chairman  of the  Board of
                                         Volkart    Brothers    Holdign    Ltd.,
                                         Winterthur

Maria Reinshagen                         Zurich;  Vice  Chairman  of  Christie's
                                         Europe, Zurich

Rene K. Ruepp                            Pfaffhausen;  Chairman of the Board and
                                         Chief   Executive   Officer   of  Forbo
                                         Holding SA, Egilsau

Alfred N. Schindler                      Hergiswil;  Chairman  of the  Board  of
                                         Schindler Holding AG, Hergiswil

Johann-Niklaus
Schneider-Ammann                         Langenthal;  Chairman  of the Board and
                                         Managing  Director of the Ammann Group,
                                         Langenthal


Manfred Zobl                             Ruschlikon;  Chairman of the  Corporate
                                         Executive      Board      of      Swiss
                                         Life/Rentenanstalt, Zurich


SECRETARY
---------

Franz Lusser                             Zug

                                    UBS INC.
                                    DIRECTORS

                              Mathis Cabiallavetta
                              Richard C. Capone
                              Robert Mills
                              Robert C. Dinerstein


                                    OFFICERS


 Mathis Cabiallavetta                              Vice Chairman
    Alan Q. Bozian                            Senior Managing Director
      Gary Brown                              Senior Managing Director
 Robert C. Dinerstein                  Senior Managing Director and Secretary
  Markus Rohrbasser                           Senior Managing Director
   James A. Ajello                               Managing Director
      Dick Asjes                                 Managing Director
  Lawrence Charleson                             Managing Director
    John W. Clark                                Managing Director
    Mary B. W. Coe                               Managing Director
    Robert W. Dove                               Managing Director
    Donald M. Gray                               Managing Director
  Peter R. Haldorfer                             Managing Director
 Dennis B. Henderson                             Managing Director
   Patrick N. Hoban                              Managing Director
    W. Scott James                               Managing Director
   David A. Kenney                               Managing Director
   David M. Lefever                              Managing Director
     Rudolf Merz                                 Managing Director
     Robert Mills                                Managing Director
   L. Thomas Sperry                              Managing Director
   Stephen J. Wade                               Managing Director
  David T. Whitworth                             Managing Director
    Bruce Eatroff                                  Vice President
  A. Jane Michaelis                                Vice President
 G. Christian Ullrich                              Vice President
Stephan Wojcechowskyj                              Vice President
     Samuel Azizo                             Assistant Vice President
    Donna O'Rourke                            Assistant Vice President
    Barbara Perry                             Assistant Vice President
    Julie Saliling                            Assistant Vice President
     Eric Hanson                           Credit Administration Officer
 Daphne Bradshaw-Mack                           Assistant Treasurer
   Lori F. Calamari                             Assistant Treasurer
    Joanne Gotsis                               Assistant Treasurer
 Michael A. Leibrock                            Assistant Treasurer
     Donna Parks                                Assistant Treasurer
    Jayne Travers                               Assistant Treasurer
  Barbara A. Blanck                             Assistant Secretary

                            UBS CAPITAL HOLDINGS LLC
                                BOARD OF MANAGERS



   Name                               Address
   Michael Greene                     299 Park Avenue, New York, NY 10171
   Marc Unger                         299 Park Avenue, New York, NY 10171
   Robert Dinerstein                  299 Park Avenue, New York, NY 10171



                                    OFFICERS


Name                 Title                     Address
Justin Maccarone     President                 299 Park Avenue, New York, NY  10171
Robert Dinerstein    Vice President/Secretary  299 Park Avenue, New York, NY  10171
Michael Greene       Vice President/Treasurer  299 Park Avenue, New York, NY  10171
Barbara Blanck       Assistant Secretary       299 Park Avenue, New York, NY  10171


                                UBS PARTNERS LLC
                                BOARD OF MANAGERS


         Name                               Address
         Michael Greene                     299 Park Avenue, New York, NY 10171
         Marc Unger                         299 Park Avenue, New York, NY 10171
         Robert Dinerstein                  299 Park Avenue, New York, NY 10171



                                    OFFICERS

Name                 Title                      Address
Justin Maccarone     President                  299 Park Avenue, New York, NY  10171
Robert Dinerstein    Vice President/Secretary   299 Park Avenue, New York, NY  10171
Michael Greene       Vice President/Treasurer   299 Park Avenue, New York, NY  10171
Barbara Blanck       Assistant Secretary        299 Park Avenue, New York, NY  10171


                                                                     Appendix 2


FENWAY PARTNERS, INC.

Directors
---------

         Peter Lamm
         Citizenship:  U.S.

         Richard C. Dresdale
         Citizenship:  U.S.

         Andrea Geisser
         Citizenship:  Italy


Executive Officers
------------------

         Peter Lamm
         President
         Citizenship:  U.S.

         Richard C. Dresdale
         Managing Director
         Citizenship:  U.S.

         Andrea Geisser
         Managing Director
         Citizenship:  Italy

         Russell W.  Steenberg
         Managing Director
         Citizenship:  U.S.

         Gregory P. Meredith
         Managing Director
         Citizenship:  Canada

                                  EXHIBIT INDEX

 Exhibit                                                                 Page

   1.       Joint filing agreement of the Reporting Persons dated
            July 7, 1997.                                                 30

   2.       Power of Attorney (included in Exhibit 1).                    30

   3.       Offer Letter dated July 7, 1997 from the Reporting
            Persons to Merrill Lynch & Co.                                33